SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                   of the Securities and Exchange Act of 1934
                               (Amendment No. 6)*
                                       and
                                  SCHEDULE 13D
                  under the Securities and Exchange Act of 1934

                              THE UNION CORPORATION
                            (Name of Subject Company)

                           OUTSOURCING SOLUTIONS INC.
                         SHERMAN ACQUISITION CORPORATION
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                           (Title Class of Securities)

                                    906072103
                      (CUSIP Number of Class OF Securities)

                                TIMOTHY G. BEFFA
                           OUTSOURCING SOLUTIONS INC.
                            390 SOUTH WOODS MILL ROAD
                                    SUITE 150
                             CHESTERFIELD, MO 63017
                                 (314) 576-0022
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                              FRANK L. SCHIFF, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

                                JANUARY 23, 1998
                (Date of Event Which Requires Filing Statement on
                                  Schedule 13D)

*Constituting the final amendment to Schedule 14D-1.

=============================================================================
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                 ONLY)
                 Outsourcing Solutions Inc.
-----------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) (   )
                 (b) (   )
-----------------------------------------------------------------------------
       3         SEC USE ONLY
-----------------------------------------------------------------------------
         4                SOURCE OF FUNDS
                 SC, BK
-----------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)           (   )
-----------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
-----------------------------------------------------------------------------
       7         SOLE VOTING POWER
                 -0-**
-----------------------------------------------------------------------------
       8         SHARED VOTING POWER
                 -0-
-----------------------------------------------------------------------------
       9         SOLE DISPOSITIVE POWER
                 -0-**
-----------------------------------------------------------------------------
      10         SHARED DISPOSITIVE POWER
                 -0-
-----------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 4,610,729
-----------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATES AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES                       (   )
-----------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)*
                 Approximately 77.82% of the shares issued and outstanding
                 as of January 23, 1998
-----------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 CO
=============================================================================



     * SEE  FOOTNOTE  ON PAGE 3.

     **  Outsourcing   Solutions  Inc.  is  the  sole   shareholder  of  Sherman
     Acquisition Corporation which has sole voting and sole dispositive power over 4,610,729 shares.

=============================================================================
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                 ONLY)
                 Sherman Acquisition Corporation
-----------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) (   )
                 (b) (   )
-----------------------------------------------------------------------------
       3         SEC USE ONLY
-----------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                 SC, BK, AF
-----------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)           (   )
-----------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
-----------------------------------------------------------------------------
       7         SOLE VOTING POWER
                 4,610,729
-----------------------------------------------------------------------------
       8         SHARED VOTING POWER
                 -0-
-----------------------------------------------------------------------------
       9         SOLE DISPOSITIVE POWER
                 4,610,729
-----------------------------------------------------------------------------
      10         SHARED DISPOSITIVE POWER
                 -0-
-----------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 4,610,729
-----------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATES AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES                       (   )
-----------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)*
                 Approximately 77.82% of the Shares issued and Outstanding
                 as ofJanuary 23, 1998
-----------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 CO
=============================================================================


*        SEE FOOTNOTE ON FOLLOWING PAGE

         * AS OF JANUARY 23, 1998 THERE WERE (A) 5,924,655 SHARES (AS DEFINED HEREIN) ISSUED AND OUTSTANDING, AND (B) OUTSTANDING STOCK OPTIONS TO PURCHASE AN AGGREGATE OF 603,534 SHARES. PARENT (AS DEFINED HEREIN) OWNS 100% OF PURCHASER (AS DEFINED HEREIN), AND PURCHASER OWNS APPROXIMATELY 77.82% OF THE ISSUED AND OUTSTANDING SHARES (APPROXIMATELY 77.78% ON A FULLY DILUTED BASIS). PURSUANT TO THE SHARE PURCHASE AGREEMENT AND PLAN OF MERGER DATED DECEMBER 22, 1997 BY AND AMONG PARENT, PURCHASER AND THE COMPANY (AS DEFINED HEREIN), OUTSTANDING STOCK OPTIONS TO PURCHASE AN AGGREGATE OF 600,034 SHARES WERE CANCELLED IMMEDIATELY UPON THE CONSUMMATION OF THE TENDER OFFER, AND EACH HOLDER THEREOF, IN CANCELLATION AND SETTLEMENT THEREFOR, BECAME ENTITLED TO PAYMENTS IN CASH EQUAL TO THE DIFFERENCE BETWEEN THE EXERCISE PRICE OF SUCH OPTIONS AND $31.50. ANY SHARES NOT PURCHASED IN THE OFFER WILL BE CANCELLED AND BECOME THE RIGHT TO RECEIVE $31.50 PER SHARE WHEN THE MERGER OF PURCHASER WITH AND INTO THE COMPANY IS COMPLETED.

     THIS AMENDMENT NO. 6 AMENDS AND  SUPPLEMENTS  THE TENDER OFFER STATEMENT ON
     SCHEDULE 14D-1 (THE "SCHEDULE 14D-1"), AMENDMENT NO. 1 TO THE SCHEDULE 14D-1 ("AMENDMENT NO. 1"), AMENDMENT NO. 2 TO THE SCHEDULE 14D-1 ("AMENDMENT NO. 2"), AMENDMENT NO. 3 TO THE SCHEDULE 14D-1 ("AMENDMENT NO. 3"), AMENDMENT NO. 4 TO THE SCHEDULE 14D-1 ("AMENDMENT NO. 4") AND AMENDMENT NO. 5 TO THE SCHEDULE 14D-1 ("AMENDMENT NO. 5") WHICH RELATE TO THE OFFER BY SHERMAN ACQUISITION CORPORATION, A DELAWARE CORPORATION (THE "PURCHASER") AND A DIRECT WHOLLY-OWNED SUBSIDIARY OF OUTSOURCING SOLUTIONS INC., A DELAWARE CORPORATION (THE "PARENT"), TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.50 PER SHARE (THE "SHARES"), OF THE UNION CORPORATION, A DELAWARE CORPORATION (THE "COMPANY"), UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE DATED DECEMBER 24, 1997 (THE "OFFER TO PURCHASE"), AND IN THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, CONSTITUTE THE "OFFER"). THIS AMENDMENT NO. 6, WHICH CONSTITUTES THE FINAL AMENDMENT TO THE SCHEDULE 14D-1, ALSO CONSTITUTES A STATEMENT ON SCHEDULE 13D OF THE PURCHASER AND THE PARENT WITH RESPECT TO THE SHARES BENEFICIALLY OWNED BY THE PURCHASER AND THE PARENT.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 is hereby amended and supplemented by adding thereto the following:

         On January 23, 1998, the Purchaser accepted for payment a total of 4,610,729 Shares. Any Shares not purchased in the Offer will be cancelled and will become the right to receive $31.50 per Share when the merger of the Purchaser with and into the Company is completed.

ITEM 10.  ADDITIONAL INFORMATION


         Item 10 is hereby amended and supplemented by adding thereto the following:

         The Offer expired at 12:00 midnight, New York City time, on Friday, January 23, 1998.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS
Exhibit (a)(10) Press Release, dated January 26, 1998, issued by Parent.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 1998

                            OUTSOURCING SOLUTIONS INC.


                            By: /s/ TIMOTHY G. BEFFA
                                NAME:  Timothy G. Beffa
                                TITLE: President and Chief Executive Officer


                            SHERMAN ACQUISITION CORPORATION


                            By: /s/ TIMOTHY G. BEFFA
                                NAME:  Timothy G. Beffa
                                TITLE: President

EXHIBIT
NUMBER                DESCRIPTION

Exhibit               (a)(10) Press Release,  dated January
                      26, 1998, issued by Parent.

                                                                  Exhibit a(10)



                OUTSOURCING SOLUTIONS INC. COMPLETES TENDER OFFER
                            FOR THE UNION CORPORATION


         ST. LOUIS, Mo. (WIRE NEWS), January 26, 1998 -- Outsourcing Solutions Inc. ("OSI") announced today that its wholly owned subsidiary, Sherman Acquisition Corporation, has successfully completed its tender offer for all outstanding shares of the Common Stock of The Union Corporation (NYSE: UCO) ("Union") at a price of $31.50 per share in cash.

         OSI stated that, based on preliminary count, a total of 4,610,729 shares of Common Stock (including 1,040,606 shares subject to guarantees of delivery) had been tendered pursuant to the offer, which expired at 12:00 midnight, EST, on Friday, January 23, 1998. All such shares have been accepted for purchase in accordance with the terms of the offer.

         After giving effect to the purchase of the shares tendered, OSI will own approximately 77.82% of the outstanding shares Common Stock of Union.

         OSI intends to cause a meeting of the shareholders of Union and effect the merger of Sherman Acquisition Corporation into Union as promptly as possible. All remaining Union shareholders will be entitled to receive in the merger the same $31.50 cash price for each of their shares. Upon consummation of the merger, Union will become a wholly owned subsidiary of OSI.

         With this acquisition, OSI, a McCown De Leeuw & Co. portfolio company, becomes one of the largest receivables management companies in the United States with pro forma 1997 revenue of approximately $450 million. The combination of OSI and Union creates a receivables management company that is capable of offering services across the entire spectrum of the receivables management market, from credit usage and management, to outsourcing of pre-charge-off receivables, to contingent collection of delinquent debts, to purchasing portfolios of charged-off debt.

         Union, which posted $121.7 million in revenue in the year ended June 30, 1997, operates in three primary markets segments through its Transworld Systems division, the largest collection agency serving small businesses; Allied Bond & Collection Agency and Capital Credit Corporation, both contingent collection agencies; and Interactive Performance and High Performance Services, units which provide leading-edge credit usage and receivables management outsourcing services to major corporations.

         OSI was formed in September 1995 by McCown De Leeuw & Co., a private equity firm with offices in New York City and Menlo Park, California, to become one of the leading companies in the highly fragmented and rapidly consolidating collections industry. OSI serves credit grantors in a wide range of industries including banking, retailing, health care, government and education, direct marketing, telecommunications and utilities.

CONTACT:         Timothy Beffa, (314) 514-2600, Outsourcing Solutions Inc.